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                              April 18, 2024

       Nathan Puente
       Chief Executive Officer and Director
       Lelantos Holdings, Inc.
       3690 W. El Moraga Place
       Tucson, AZ 85745

                                                        Re: Lelantos Holdings,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 22,2024
                                                            File No. 024-12414

       Dear Nathan Puente:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A filed March 22, 2024

       Termination of the Offering, page 8

   1. In this section you identify the circumstances under which you will terminate your offering, including
upon the sale of a total aggregate maximum of $20,000,000. Please reconcile this
disclosure with your statements on the cover page and elsewhere in the offering circular that
the offering may extend until the 100,000,000 shares of common stock have been sold.
       Our officers and directors have significant control over stockholder matters and the minority stockholders will have little or no control..., page 12

   2. You state in this risk factor that your officers and directors currently own approximately
                                                        0% of your outstanding
common stock. Please reconcile that statement with the
                                                        disclosure in the
following risk factor indicating that "executive officers, directors and consultants
beneficially own as a group approximately 90% of our outstanding shares of common stock." Please
also revise your disclosure to quantify the voting power held by your directors,
officers and affiliates.
 Nathan Puente
FirstName   LastNameNathan Puente
Lelantos Holdings,  Inc.
Comapany
April       NameLelantos Holdings, Inc.
       18, 2024
April 218, 2024 Page 2
Page
FirstName LastName
Risk Factors
We may issue additional shares of Common Stock or preferred stock in the future, which could cause significant dilution to all stockholders., page 16

3. Revise this risk factor to disclose the number of common shares that would be outstanding if each of the three classes of preferred shares were fully converted. Ensure that your disclosure regarding the outstanding shares of preferred stock is consistent throughout your offering circular. In this regard, we note your disclosure regarding the outstanding shares of each of the three classes of preferred stock in Part I of your Form 1-A and on the cover page and pages 16, 18, 25 and 37 of Part II of your Form 1-A. Emerging Growth Company Status, page 26

4. Please revise to clarify the applicability of emerging growth company status to your Tier 1 Regulation A offering. In this regard, as a Tier 1 issuer, you will not be subject to the periodic and current reporting requirements under Rule 257(b) of Regulation A. It also does not appear that you intend to file an Exchange Act registration statement to become a reporting company under Section 12 of the Exchange Act. Therefore, revise your disclosure to discuss your lack of reporting obligations under either Regulation A or the Exchange Act, and remove references to the applicability of emerging growth company status.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Plan of Operation, page 29

5. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note that your disclosure here indicates that you are a development stage company targeting acquisition opportunities. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.
Exhibits

6. Please file copies of the following as exhibits to your offering circular or tell us why you believe you are not required to do so. Refer to Item 17 of Part III of Form 1-A.
             Outstanding convertible promissory notes disclosed on page 9 of your offering circular.
             Organizational documents, including your charter and bylaws for Lelantos Holdings,
              Inc. and Lelantos Energy, LLC currently in effect, as well as any amendments.
             Equity Acquisition Agreement dated March 27, 2024 for the acquisition of 50% of
              Eco Management Systems.
             Legality opinion.
             Subscription Agreement.
 Nathan Puente
Lelantos Holdings, Inc.
April 18, 2024
Page 3
General

7. Please tell us how this offering complies with Rule 251(a)(1) of Regulation A which limits Tier 1 offerings to $20 million in a 12-month period. Rule 253(b)(2)(ii) of
         Regulation A requires that the upper end of your price range be used to determine the aggregate offering price under Rule 251(a).
8. You disclose that you are offering shares of common stock at a price of not less than $.20 and not more than $1.00 per share. As Rule 251(d)(3)(ii) does not permit at the market offerings under Regulation A, please revise your disclosure throughout your offering circular to provide a fixed price or bona fide range. To the extent you include a bona fide range and intend to include a fixed price after qualification pursuant to Rule 253(b), please revise to clarify when the fixed price for the offering will be established. Refer to Rule
         253(c) and 253(g)(1).
9. You disclose throughout your offering circular that your "business structure is purpose-
         built to joint venture with established entities in strategic sectors of the renewable energy space" and you describe your business in your press releases as "purpose-built to acquire." In addition, you disclose that you have a No-Credit-Check Power Purchase
         Agreement that "provides a secure level of protection for our fund   s
investment through a
         UCC filing." Please provide us with your analysis as to whether you are considered an investment company pursuant to the Investment Company Act of 1940 and subject to registration thereunder. Please note that an issuer required to be registered as an investment company is not eligible to offer securities pursuant to Regulation A. Refer to
         Securities Act Rule 251(b)(4) and Part I, Item 2 of Form 1-A.
10. We note your press release dated April 4, 2024 indicates that you have completed the process to acquire 50% of Eco Management Systems and your press release dated March
         24, 2023 states that you acquired 15 semi-trucks as part of your approach to "entering into the shipping and logistics business." In addition, you state in your offering circular that you have "developed a Total Renewable Energy Infrastructure" and provide "a full suite of unique energy solutions." However, all of your revenue generated for the year ended
         December 31, 2023 appears to be from operations associated with your semi-truck assets.

       Please revise your Form 1-A to provide a materially complete description of the current status of your business, including all ongoing or contemplated material projects. Please describe your precise role in such projects, how you are or plan to generate revenue from such projects, your material obligations, and the material investments you have made or will be required to make to support such projects, and file any material contracts related to
FirstName LastNameNathan Puente
       such projects or joint ventures as exhibits to your Form 1-A. To the extent you are not
Comapany    NameLelantos
       engaged               Holdings,
                 in a particular line of Inc.
                                          business or project, please eliminate
any inference that you
       have
April 18,    commenced
          2024 Page 3 operations with respect to such business and operations. FirstName LastName
 Nathan Puente
FirstName   LastNameNathan Puente
Lelantos Holdings,  Inc.
Comapany
April       NameLelantos Holdings, Inc.
       18, 2024
April 418, 2024 Page 4
Page
FirstName LastName
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Patrick Ryan Morris